UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For May 27, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

      Suite 1010, 5255 Yonge Street, Toronto, Ontario, Canada  M2N 6P4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         	No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -  .]


Commercial Consolidators Corp. reported that two of its subsidiaries, Central Point Technologies, Inc. ("Central Point") a division of La Societe Desig Inc. ("Desig"), and Max Systems Group Inc. ("Max Systems"), jointly concluded the sale of a global turn-key systems solution comprised of the Central Point's SharePoint Condo Management System and Max Systems' distributed hardware platform to Classic Resorts of Hawaii.


Copy of the News Release and BC FORMS 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.
   /s/ Guy P. Garvis
Guy P. Garvis, Chief Executive Officer
Date:   May 28, 2002







Exhibit 1
News Release
May 27, 2002

Commercial Consolidators CORP. Announces Hawaiian Resort Installation Of Its Integrated Systems Solution

TORONTO, CANADA - MAY 27, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC: AMEX; CJ9: Frankfurt), is pleased to announce that two of its subsidiaries, Central Point Technologies, Inc. ("Central Point") a division of La Societe Desig Inc. ("Desig"), and Max Systems Group Inc. ("Max Systems"), jointly concluded the sale of a global turn-key systems solution comprised of the Central Point's SharePoint Condo Management System and Max Systems' distributed hardware platform to Classic Resorts of Hawaii.

The total sale is valued at US$262,000 (CDN$410,000). In addition, recurring annual support revenues will result in US$171,000 (CDN$265,000) over the seven -year agreement. This global systems solution will be implemented at Classic Resorts' 6 luxurious condo-hotel properties located on the Hawaiian Islands. SharePoint will run on a central server accessible by each individual resort through a wide area network using Citrix terminal server mode.

SharePoint is Desig/Central Point's new Property Management System specifically targeting single and multi-property condo-hotels from 50 to 2000 units per site. This sophisticated solution includes exhaustive features to optimize condo and hospitality operations, automate condo owners accounting and unit management, simplify owners and guests reservations and improve profitability.

"We are extremely excited by the synergy between our corporate divisions that resulted in this significant sale to Classic Resorts, and also by the tremendous revenue opportunity of this promising market segment" stated Guy Jarvis, CEO of Commercial Consolidators, Corp. "Based on initial sales and customer demand, this leading edge condo management systems solution will be a major contributor to Central Point's success."

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT CLASSIC RESORTS

Classic Resorts, formed in 1986, is a multi-dimensional resort management company, specializing in vacation condominiums and homes on the islands of Maui and Hawaii. A pioneer in the once small condominium management industry, the company successfully manages some of the most premier properties in Hawaii's most coveted locations and resorts: www.classicresorts.com.

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, please contact Investor Relations at 1-800-968-1727 or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer


Exhibit 2
BC FORM 53-901F
May 29, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1	REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
Suite 1010, 5255 Yonge Street,
Toronto, Ontario, Canada  M2N 6P4

ITEM 2	DATE OF MATERIAL CHANGE

May 27, 2002

ITEM 3	PRESS RELEASE

Issued May 28, 2002 at Vancouver, BC

ITEM 4	SUMMARY OF MATERIAL CHANGE

Commercial Consolidators Corp. reported that two of its subsidiaries, Central Point Technologies, Inc. ("Central Point") a division of La Societe Desig Inc. ("Desig"), and Max Systems Group Inc. ("Max Systems"), jointly concluded the sale of a global turn-key systems solution comprised of the Central Point's SharePoint Condo Management System and Max Systems' distributed hardware platform to Classic Resorts of Hawaii.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A"

ITEM 6	RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8	DIRECTOR/SENIOR OFFICER

Contact:	Guy P. Garvis
Telephone:	(416) 512-8299

ITEM 9	STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 29th day of May 2002.

"Guy P. Garvis"
_______________________________
Guy P. Garvis
Chief Executive Officer


Schedule "A"


Commercial Consolidators CORP. Announces Hawaiian Resort Installation Of Its Integrated Systems Solution

TORONTO, CANADA - MAY 27, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC: AMEX; CJ9: Frankfurt), is pleased to announce that two of its subsidiaries, Central Point Technologies, Inc. ("Central Point") a division of La Societe Desig Inc. ("Desig"), and Max Systems Group Inc. ("Max Systems"), jointly concluded the sale of a global turn-key systems solution comprised of the Central Point's SharePoint Condo Management System and Max Systems' distributed hardware platform to Classic Resorts of Hawaii.

The total sale is valued at US$262,000 (CDN$410,000). In addition, recurring annual support revenues will result in US$171,000 (CDN$265,000) over the seven -year agreement. This global systems solution will be implemented at Classic Resorts' 6 luxurious condo-hotel properties located on the Hawaiian Islands. SharePoint will run on a central server accessible by each individual resort through a wide area network using Citrix terminal server mode.

SharePoint is Desig/Central Point's new Property Management System specifically targeting single and multi-property condo-hotels from 50 to 2000 units per site. This sophisticated solution includes exhaustive features to optimize condo and hospitality operations, automate condo owners accounting and unit management, simplify owners and guests reservations and improve profitability.

"We are extremely excited by the synergy between our corporate divisions that resulted in this significant sale to Classic Resorts, and also by the tremendous revenue opportunity of this promising market segment" stated Guy Jarvis, CEO of Commercial Consolidators, Corp. "Based on initial sales and customer demand, this leading edge condo management systems solution will be a major contributor to Central Point's success."


ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT CLASSIC RESORTS

Classic Resorts, formed in 1986, is a multi-dimensional resort management company, specializing in vacation condominiums and homes on the islands of Maui and Hawaii. A pioneer in the once small condominium management industry, the company successfully manages some of the most premier properties in Hawaii's most coveted locations and resorts: www.classicresorts.com.

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, please contact Investor Relations at 1-800-968-1727 or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer